On February 29, 2000, the Board of Trustees approved the reorganization of Oppenheimer Insured Municipal Fund with and into Oppenheimer Municipal Bond Fund. Shareholders of the Oppenheimer Insured Municipal Fund will be asked to approve a reorganization whereby shareholders would receive shares of Oppenheimer Municipal Bond Fund. If shareholder approval is received, it is expected that the reorganization will occur during the fourth quarter of calendar 2000.